SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 11, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-

F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 11, 2007 regarding “Sony Ericsson continues profitable growth and market share gains”.

PRESS RELEASE	July 11, 2007

Sony Ericsson continues profitable growth and market share gains

Q2 Highlights:

•	Continued strong year-on-year volume growth of 59%

•	Income before tax grew 55% year-on-year to €327 million

•	Walkman® phone sales of 9 million in quarter sustain leadership in music phones

•	Expanded portfolio continues to generate market share gains

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2007 is as follows:

	Q2 2006	Q1 2007	Q2 2007
Number of units shipped (million)	15.7	21.8	24.9
Sales (Euro m.)	2,272	2,925	3,112
Gross Margin (%)	28.5%	30.3%	29.6%
Operating Income (Euro m.)	203	346	315
Operating Income (%)	8.9%	11.8%	10.1%
Income before taxes (Euro m.)	211	362	327
Net income (Euro m.)	143	254	220
Average Sales Price (Euro)	145	134	125

Units shipped in the quarter reached 24.9 million, a 59% increase compared to the same period last year, generating both year-on-year and sequential market share gains. Sales for the quarter were Euro 3,112 million, representing a year-on-year increase of 37%. Income before taxes for the quarter was Euro 327 million, representing a year-on-year increase of 55%. Net income for the quarter was Euro 220 million. In line with Sony Ericsson expectations, the increase in Q2 in low and mid-tier priced phones in the product portfolio resulted in a decline in ASP to Euro 125.

“Sony Ericsson has continued to capture market share in a more competitive market place with a product offering that addresses a wider consumer audience than ever before. Our financial results for Q2 2007 reflect our direction to build our brand in key imaging, music and multimedia categories with a portfolio that includes more competitively priced phones,” said Miles Flint, President of Sony Ericsson. “We expect the market in 2007 to remain competitive, but with recently announced products such as the flag-ship Walkman® and Cyber-shot™ models we aim to continue to grow faster than the market.”

During the quarter Sony Ericsson continued to capture market share in Latin America, Western Europe and CEEMEA (Central and Eastern Europe, Middle East, Africa) due to low and mid-tier feature phones such as the W300 and W200 Walkman® phones and the K310 and Z310 phones. At the same time, the company continued to strengthen its product line up by announcing a large number of new products across a variety of price points, including the K850, an HSDPA, 5 mega-pixel flag-ship Cyber-shot™ phone, and the W960, a high-end Walkman® phone with 8GB of on-board storage.

Following an announcement in January that Sony Ericsson would start the local manufacture of phones in India through its global manufacturing partners Flextronics and Foxconn, in Q2 the company extended its commitment to this important and rapidly growing market by announcing plans to establish its own research and development unit in Chennai later in the year.

In Q2 new trademark royalty fees were agreed with the parent companies, and these additional expenses were recorded for the first time in the second quarter.

Sony Ericsson forecasts that the 2007 global handset market will be above 1.1 billion units. The company grew market share in Q2 2007 around 3 percentage points to well over 9% compared with the same period last year.

WALKMAN® and Cyber-shot™ are trademarks or registered trademarks of Sony Corporation.

EDITOR’S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement

Consolidated Income Statement – Year-to-Date

Consolidated Income Statement – Isolated Quarters

Consolidated Balance Sheet

Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows – Year-to-Date

Consolidated Statement of Cash Flows – Isolated Quarters

Additional Information:

Net Sales by Market Area by Quarter

- ENDS -

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, including R&D sites in Europe, Japan, China and America, Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006. Sony Ericsson is the global title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations	Sony Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858	Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180
Shinji Tomita (London) +44 207 444 9713

Press/Media
Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Apr-Jun
EUR million	2007	2006	Change
Net sales	3,112	2,272	37%
Cost of sales	-2,192	-1,625	35%

Gross profit	921	647	42%
Gross margin%	29.6%	28.5%	1%

Research and development expenses	-283	-223	27%
Selling and administrative expenses	-321	-246	30%

Operating expenses	-604	-470	29%
Other operating income, net	-2	26	-106%

Operating income	315	203	55%
Operating margin%	10.1%	8.9%	1%

Financial income	18	8	120%
Financial expenses	-6	0	-

Income after financial items	327	211	55%

Taxes	-97	-64	53%
Minority interest	-10	-5	112%

Net income	220	143	54%

Number of units shipped (million)	24.9	15.7	59%
ASP (EUR)	125	145	-14%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Jun
EUR million	2007	2006	Change
Net sales	6,037	4,264	42%
Cost of sales	-4,231	-3,094	37%

Gross profit	1,806	1,170	54%
Gross margin%	29.9%	27.4%	2%

Research and development expenses	-544	-425	28%
Selling and administrative expenses	-605	-433	40%

Operating expenses	-1,149	-858	34%

Other operating income, net	4	34	-89%

Operating income	662	346	91%
Operating margin%	11.0%	8.1%	3%

Financial income	36	17	115%
Financial expenses	-9	0	—

Income after financial items	689	363	90%

Taxes	-197	-98	102%
Minority interest	-18	-13	40%

Net income	474	252	88%

Number of units shipped (million)	46.7	29.0	61%
ASP (EUR)	129	147	-12%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2007		2006
EUR million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	3,112	2,925	3,782	2,913	2,272	1,992
Cost of sales	-2,192	-2,039	-2,686	-1,995	-1,625	-1,469

Gross profit	921	886	1,096	917	647	524
Gross margin %	29.6%	30.3%	29.0%	31.5%	28.5%	26.3%

Research and development expenses	-283	-261	-256	-225	-223	-202
Selling and administrative expenses	-321	-284	-367	-287	-246	-186

Operating expenses	-604	-545	-623	-511	-470	-388

Other operating income, net	-2	5	10	21	26	7

Operating income	315	346	484	427	203	143
Operating margin %	10.1%	11.8%	12.8%	14.6%	8.9%	7.2%

Financial income	18	18	19	8	8	9
Financial expenses	-6	-2	0	-1	0	0

Income after financial items	327	362	502	433	211	151

Taxes	-97	-100	-43	-127	-64	-34
Minority interest	-10	-9	-12	-8	-5	-9

Net income	220	254	447	298	143	109

Number of units shipped (million)	24.9	21.8	26.0	19.8	15.7	13.3
ASP (EUR)	125	134	146	147	145	149

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Jun 30 2007	Mar 31 2007	Dec 31 2006	Jun 30 2006
ASSETS

Total fixed and financial assets	498	495	469	311

Current assets

Inventories	477	498	437	318
Accounts receivables	1,831	1,566	1,653	1,101
Other assets	845	859	310	196
Other short-term cash investments	1,071	1,376	1,580	897
Cash and bank	659	668	693	698

Total current assets	4,882	4,968	4,673	3,210

Total assets	5,380	5,463	5,141	3,521

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,702	2,033	1,781	1,048
Minority interest	63	55	45	59

Total equity	1,764	2,088	1,826	1,106

Total long-term liabilities	21	22	20	17

Accounts payable	1,371	1,316	1,276	954
Other current liabilities	2,224	2,037	2,019	1,444

Total current liabilities	3,595	3,353	3,296	2,398

Total shareholders’ equity and liabilities	5,380	5,463	5,141	3,521

Net cash*	1,729	2,045	2,272	1,556

*	Net cash is defined as cash and bank plus short-term cash investments less interesting bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun
EUR million	2007	2006
OPERATIONS

Net income	220	143
Adjustments to reconcile net income to cash	30	22

	250	165
Changes in operating net assets	16	18
Cash flow from operating activities	266	183

INVESTMENTS
Investing activities	-31	-29

Cash flow from investing activities	-31	-29

FINANCING
Financing activities	- 548	26

Cash flow from financing activities	-548	26

Net change in cash	-312	180
Cash, beginning of period	2,045	1,428
Translation difference in Cash	-3	-13
Cash, end of period	1,730	1,595

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Jun
EUR million	2007	2006
OPERATIONS
Net income	474	252
Adjustments to reconcile net income to cash	58	42

	532	294

Changes in operating net assets	-437	71

Cash flow from operating activities	95	365

INVESTMENTS
Investing activities	-85	-72

Cash flow from investing activities	-85	-72

FINANCING
Financing activities	- 548	-210

Cash flow from financing activities	-548	-210

Net change in cash	-538	83
Cash, beginning of period	2,273	1,537
Translation difference in Cash	-5	-25

Cash, end of period	1,730	1,595

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	Apr-Jun	Jan-Mar	Oct - Dec	Jul-Sep	Apr-Jun	Jan-Mar
EUR million	2007	2007	2006	2006	2006	2006
OPERATIONS
Net income	220	254	447	298	143	109
Adjustments to reconcile net income to cash	30	28	23	20	22	20

	250	282	470	318	165	129

Changes in operating net assets	16	-454	50	-21	18	53

Cash flow from operating activities	266	-172	520	297	183	182

INVESTMENTS
Investing activities	-31	-53	-26	-36	-29	-43

Cash flow from investing activities	-31	-53	-26	-36	-29	-43

FINANCING
Financing activities	- 548	- 1	- 66	- 2	26	- 236

Cash flow from financing activities	-548	-1	-66	-2	26	-236

Net change in cash	-312	-226	428	259	180	-97
Cash, beginning of period	2,045	2,273	1,861	1,595	1,428	1,537
Translation difference in Cash	-3	-2	-16	7	-13	-12

Cash, end of period	1,730	2,045	2,273	1,861	1,595	1,428

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million	2007		2006

Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,729	1,598	2,145	1,600	1,090	1,029
Americas	499	365	555	417	328	250
Asia	885	961	1,082	896	853	713

Total	3,112	2,925	3,782	2,913	2,272	1,992

____________
* of which Western Europe	1,102	1,078	1,478	1,115	748	674

	2007		2006
Sequential change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	8%	-26%	34%	47%	6%	-27%
Americas	37%	-34%	33%	27%	31%	-19%
Asia	-8%	-11%	21%	5%	20%	20%

Total	6%	-23%	30%	28%	14%	-14%

____________
* of which Western Europe	2%	-27%	33%	49%	11%	-35%

	2007		2006
Year over year change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	59%	55%	52%	35%	43%	71%
Americas	52%	46%	79%	77%	53%	53%
Asia	4%	35%	83%	42%	33%	36%

Total	37%	47%	64%	42%	41%	55%

____________
* of which Western Europe	47%	60%	45%	33%	42%	84%

	2007		2006
Year to date	0706	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	3,328	1,598	5,865	3,720	2,120	1,029
Americas	864	365	1,550	995	578	250
Asia	1,846	961	3,544	2,462	1,566	713

Total	6,037	2,925	10,959	7,177	4,264	1,992

____________
* of which Western Europe	2,179	1,078	4,014	2,537	1,422	674

	2007		2006
YTD year over year change (%)	0706	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	57%	55%	48%	46%	56%	71%
Americas	49%	46%	68%	62%	53%	53%
Asia	18%	35%	48%	37%	35%	36%

Total	42%	47%	51%	45%	47%	55%

____________
* of which Western Europe	53%	60%	46%	46%	59%	84%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 11, 2007